CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. REDACTED PORTIONS ARE MARKED WITH [*****] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

CSW Industrials, Inc.

5420 Lyndon B. Johnson Freeway, Suite 500

Dallas, Texas 75240

March 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attention:	John Cash, Accounting Branch Chief
Ernest Greene
Kevin Stertzel
Office of Manufacturing and Construction

Re:	CSW Industrials, Inc.
Form 10-K for the Year Ended March 31, 2017
Filed June 14, 2017
Form 10-Q for the Period Ended December 31, 2017
Filed February 8, 2018
File No. 1-37454

Dear Mr. Cash:

CSW Industrials, Inc., a Delaware corporation (“CSWI”, the “Company”, or “we”, “us”, or “our”), is submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated March 9, 2018, with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2017, and the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 (the “Form 10-Q”).

For ease of reference, the text of the Staff’s comments are included in bold, italicized text below, followed in each case by the Company’s response.

Form 10-Q for the Period Ended December 31, 2017

Financial Statements

3. Discontinued Operations, page 7

1.	During the third quarter of fiscal year 2018, we note you commenced the sale process to divest your Coating business to allow you to focus resources on your core growth platforms. Please tell us how you determined that the sale of your Coatings business should be presented as discontinued operations. Please provide us with a comprehensive analysis that specifically addresses how you determine[d] that the sale of your Coatings business represents a strategic shift that has (or will have) a major effect on your operations and financial results. Refer to ASC 205-20-45-1.

In response to the Staff’s comment, as disclosed in the Form 10-Q, the Company’s management committed to a plan to sell the Strathmore Products business (the “Coatings business”) during the fiscal quarter ended December 31, 2017, which resulted in the reclassification of the Coatings business’s assets as held-for-sale. In determining that the Coatings business’s assets should be reclassified as held-for-sale, the Company analyzed and determined the issue under ASC 205-20-45-1E Initial Criteria for Classification of Held for Sale. In the case of the Coatings business, the Company committed to a plan to sell the Coatings business through a privately-marketed sale process, which was initiated during the fiscal quarter ended December 31, 2017, and met all other criteria of ASC 205-20-45-1E. Having determined that the Coatings business’s assets should be reclassified as held-for-sale, the Company then analyzed whether the Coatings business qualified for discontinued operations presentation under ASC 205-20-45-1B.

The Company considered the guidance in ASC 205-20-45-1C in evaluating whether the Company’s decision to dispose of the Coatings business represents a strategic shift that will have a major effect on the Company’s operations and financial results. Within the relevant literature, there are no bright line tests upon which to make this determination, although examples are provided that make reference to the disposal of a major line of business or other major parts of an entity as satisfying the criteria. The Company also considered the effect that the disposal of the Coatings business would have on the Company’s current, historical, and forecasted operational and financial results in examining whether the disposal would represent a strategic shift, using metrics such as revenues, operating income and operating cash flow. These metrics are prominently presented in the Company’s financial statements and have been consistently communicated to investors as measures of operating and financial results.

Through the fiscal quarter ended September 30, 2017, the Company reported financial results through three reporting segments: Industrial Products; Specialty Chemicals; and Coatings, Sealants & Adhesives (“CS&A”). The financial results of the Coatings business were included within the CS&A reporting segment. The Coatings business was considered a major line of business within the CS&A reporting segment, and providing protective coatings products for industrial applications was a significant part of the Company’s strategy. Within the CS&A reporting segment, the revenues of the Coatings business for the fiscal years ended March 31, 2017 and 2016 were 30.3% and 40.9%, respectively, of segment revenues. Within the Company as a whole, the Coatings business’s revenues for the fiscal years ended March 31, 2017 and 2016 were 12.1% and 16.5%, respectively, of consolidated revenues. Additionally, the Coatings business’s assets at March 31, 2017 and 2016 were 60.3% and 57.5%, respectively, of the CS&A reporting segment’s assets, and 13.9% and 19.0%, respectively, of the Company’s consolidated assets.

Additionally, prior to the Company’s decision to dispose of the Coatings business, the Company marketed its products through four distinct lines of business that span a range of construction and industrial applications as part of the Company’s marketing efforts and overall strategy. These lines of business, referred to as Building Safety, Contractor Solutions, Reliability Solutions and Protective Coatings, each include numerous product brands and represent categories of industry solutions. The Coatings business contains all of the Company’s product brands that went to market through the Protective Coatings line of business. As such, the disposal of the Coatings business will mark the Company’s exit from the Protective Coatings line of business and related product lines. In the Company’s view, this reduction in product lines from four to three represents a significant strategic shift in the Company’s marketing efforts and overall business.

The operating and financial performance of the Coatings business, and the expected future investment that would have been required to achieve acceptable financial results, also influenced the Company’s decision to shift its strategy of providing protective coatings products for industrial applications. For the nine months ended December 31, 2017, the Coatings business’s revenues declined 32.8% over the prior year period. Combined with revenue growth in the Company’s other operations, the Coatings business’s revenues of $19.3 million fell to 7.9% of the Company’s consolidated revenues. During the same period, the Coatings business had an operating loss of $11.7 million, as compared to operating income of $38.3 million for the Company’s other operations. Additionally, the Coatings business’s net cash used in operating activities for this period was $8.3 million, as compared to $47.1 million of net cash provided by the Company’s other operations. On this basis, the Company’s operating income (excluding impairment charges) would have improved approximately 44%, and operating cash flow would have improved approximately 21%, if the Company had exited the Coatings business at March 31, 2017.

As a result, and after the consideration of all quantitative and qualitative factors, the Company believes its decision to dispose of the Coatings business during the fiscal quarter ended December 31, 2017 represented a strategic shift that will have major effects on the Company’s operations and financial results. Accordingly, and in light of the determination that the Coatings business should be classified as held-for-sale under ASC 205-20-45-1E, the Company determined that the Coatings business met the criteria to qualify for discontinued operations presentation under ASC 205-20-45-1 during the fiscal quarter ended December 31, 2017.

2.	We note that you have recorded $46.0 million of impairment expense within discontinued operations. Please help us understand how you determined your impairment charge by providing the following:

•	Please provide us with the breakdown on your impairment charge, including the amounts associated with goodwill and intangibles separately. Please describe your methodology for determining your impairment charges;

Response 2A:

In response to the Staff’s comment, the Company determined the total impairment charge related to the Coatings business using several methods, including historical operating trends, applicable valuation methodologies, and expected proceeds from a sale. Below is a description of each component of the $46.0 million impairment charge, which discusses goodwill and intangibles separately:

•	Inventory, net of $6.4 million was impaired by the full value of $6.4 million. The net realizable value of inventory was determined to be $0 based on estimated costs to sell and minimal expected scrap value, [*****].

•	Prepaid and other current assets of $0.4 million were impaired by $0.2 million. This impairment amount was attributable to prepaid rent and deposits on the Coatings business’s leased facility in Houston, Texas, which are not expected to be recovered under the existing lease terms, as such terms extend beyond the next twelve months.

•	Property, plant and equipment, net of $8.1 million was impaired by the full value of $8.1 million. In addition to minimal expected scrap value, [*****].

•	Trademarks of $10.7 million was impaired by the full value of $10.7 million. Analysis using a combination of methods, including the relief from royalty method, [*****], indicated that the carrying value of the Coatings business’s trademarks was fully impaired.

•	Customer list, net of $19.4 million was impaired by the full value of $19.4 million. In determining this amount, we conducted a multi-period excess earnings analysis, which indicated a negative fair value.

•	In addition to the above items, we also considered $1.2 million in expected selling costs to arrive at the total $46.0 million impairment charge, which represents charges for third party advisors and other expenses to facilitate the marketing and sale of the Coatings business.

Regarding goodwill, the Coatings business’s goodwill was not impaired, as none of the $22.4 million of goodwill for the CS&A reporting unit was assigned to the Coatings business. Please see the discussion below under Response 2C as to why no goodwill was assigned to the Coatings business nor was any goodwill included in the carrying amount of the Coatings business in determining the impairment.

•	Please tell us whether your Coatings business meets the definition of a business in ASC 805;

Response 2B:

In response to the Staff’s comment, the Coatings business meets the definition of a business as defined in ASC 805-10-55-5. The relevant literature indicates that a “business consists of inputs and processes applied to those inputs that have the ability to create outputs.” In the case of the Coatings business, it manufactures specialty industrial coatings, including urethanes, epoxies, acrylics and alkyds, for use by certain original equipment manufacturers and maintenance providers.

Regarding inputs, the Coatings business consists of five locations in the United States with more than 180,000 square feet of combined office, manufacturing, warehouse and workshop space with $8.1 million in net property, plant and equipment (prior to the impairment discussed in Response 2A above). Property, plant and equipment includes various sizes of holding and mixing tanks, sand mills, mixers/agitators, dust collectors, overhead bridge cranes, product dispensers, material handling systems, cooling systems and lab equipment. The business currently employs more than 80 people, approximately 60 of whom are dedicated to the manufacturing process.

Regarding processes, the Coatings business uses documented protocols that define the ingredients, proportions, temperatures, and mixing rates and times necessary to convert raw materials into finished goods for its customers. Regarding outputs, the Coatings business produces industrial coatings products for, and targets a range of customers in, the industrial, rail/locomotive, specialty industrial and energy end markets.

Based on the foregoing analysis and the existence of inputs, processes and outputs, the Company believes that the Coatings business meets the definition of a business under ASC 805.

•	We note that your former Coatings, Sealants and Adhesives segment had approximately $22.4 million of goodwill as of March 31, 2017. In addition, your goodwill increased from $80.9 million at March 31, 2017 to $81.9 million at December 31, 2017. Please help us understand how your goodwill balance increased considering that you presented your Coatings business as held for sale and discontinued operations. Please specifically address whether or not you assigned goodwill to your Coatings business. Refer to ASC 350-20-40; and

Response 2C:

In response to the Staff’s comment, the $1.0 million increase in goodwill from March 31, 2017 to December 31, 2017 is primarily the result of fluctuations in currency rates. The Company has goodwill in Canada, Australia, and the United Kingdom resulting from acquisitions completed in fiscal years 2017, 2015, and 2013, respectively. The Company’s total goodwill is measured in each reporting period, and fluctuations in the value of Canadian, Australian and British currency compared to the U.S. dollar cause fluctuations in the Company’s total goodwill each reporting period.

ASC 350-20-40-2 through 40-3 requires that, when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. Further, the amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.

[*****] indicate that the fair value of the Coatings business (the business to be disposed of) is negligible in relation to the fair value of the remainder of the CS&A reporting unit. As such, and in accordance with ASC 350-20-40, no CS&A reporting unit goodwill was assigned to the Coatings business, and no goodwill was included in the carrying amount of the Coatings business in determining the gain or loss on disposal.

•	We note that you have combined your remaining Sealants and Adhesive business with your Specialty Chemical reportable segment. Please help us understand how you have reallocated your goodwill balance to your Specialty Chemical business. Please also tell us whether you tested your goodwill for impairment before and after your change in reporting structure. Refer to ASC 350-20-35-45 and 35-46.

Response 2D:

In response to the Staff’s comment, the relevant literature requires that, when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 350-20-35-39 through 35-40 shall be used to reassign assets and liabilities to the reporting units affected. The literature further provides that goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of (see paragraphs 350-20-40-1 through 40-7).

As discussed above, prior to the Company’s decision to dispose of the Coatings business, the Company had three reporting units, which were consistent with the Company’s reportable segments. The combination of the non-coatings remainder of the CS&A reportable segment into Specialty Chemicals reportable segment did not impact the Company’s reporting units. The Specialty Chemicals reportable segment now consists of two reporting units: the non-coatings remainder of the former CS&A reporting unit and the Specialty Chemicals reporting unit.

Further, the Company tested its goodwill for impairment before and after the change in reporting structure. Before the change in reporting structure, we prepared a discounted cash flows analysis for the CS&A reporting unit, which included the Coatings business. The analysis resulted in an estimated cushion of more than 100% due to the fair value of the non-coatings product lines within the CS&A reporting unit, thereby indicating no impairment. After the decision was made to dispose of the Coatings business and modify the reporting structure, we prepared a discounted cash flows analysis for the updated CS&A reporting unit, which includes only the non-coatings product lines. The analysis resulted in an estimated cushion of more than 100%, thereby indicating no impairment.

*****

Should you have any further questions, please contact me at 214.884.3777 or, in my absence, Luke Alverson at the same number.

Sincerely,

/s/ Greggory W. Branning

Greggory W. Branning

Executive Vice President, Chief Financial Officer

cc:	Luke Alverson, Senior VP, General Counsel
Sandra Schneider, VP, Corporate Controller